Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
February 3, 2004

SH 014/2004

February 3, 2004

SUBJECT: REPORT ON THE RESULTS OF THE EXERCISE OF WARRANTS (ESOP GRANT I) IN JANUARY 2004

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered 29,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant I) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m., The exercise date of January was between January 26 - 30, 2004. The summary of terms and conditions of warrants are as follows;

Exercise Ratio	: 1 warrant per 1 ordinary share
Exercise Price	: Baht 17.80 per share
Maturity of warrants	: 5 years from the first date of the issuance and offering of warrants.
Number of ordinary shares reserved for warrants	: 29,000,000 shares

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in January 2004, as follows;

The number of exercised warrants	: 712,500 units
The number of remaining unexercised warrants	: 20,678,200 units

dw 2/10

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
February 4, 2004

04 FEB 10 AM 7:21

SH 016/2004

February 4, 2004

Subject: Clarification of the news regarding SHIN's performance

To: The President
The Stock Exchange of Thailand

Regarding the news that net profit of Shin Corporation Public Company Limited (SHIN) will increase by 20% from 2002, we would like to clarify that it was estimated figures based on nine-month performance of 2003 (excluding income from reversal of provision for liabilities and charges of corporate guarantee of a former subsidiary of Baht 1,549 million).

The financial statements for 2003 are in auditing process and expected to be submitted to the SET within February 2004.